UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

19 January 2005

Commission file number: 1-14824

TPG N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F           FORM 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES           NO

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report of Form 6-K contains

TPG TO BECOME TNT: ONE GLOBAL BRAND FOR ALL ACTIVITIES, 17 January 2005

17 January 2005

TPG TO BECOME TNT: ONE GLOBAL BRAND FOR ALL ACTIVITIES

Mail, express and logistics company TPG will operate globally under the brand TNT for all its activities from 2006. If approved during the General Meeting of Shareholders, the statutory name of the group (and the name of the share listed on the stock exchange) will be changed on 8 April 2005 to TNT N.V.

The group presently employs more than 160,000 people and serves over 200 countries. Operating under one brand will increase the recognition of the group worldwide and allow for more efficient communication on the various services.

The name change highlights the increasing internationalisation of the company. PTT Post adopted the name TPG after it acquired TNT in 1998 and changed its name to TPG Post in 2002. Outside The Netherlands, TPG presently offers postal services in eight European countries, partly under the name TNT. Her Majesty Queen Beatrix of The Netherlands has granted the company the right to affix the title "Royal" to the name TNT Post in The Netherlands. The name change will be accompanied by a change in the company colour to orange for the entire group.

Harry Koorstra, the member of the TPG Board of Management responsible for the Mail division, explains, "With TNT, this global company will now present one strong brand around the world. The name TNT will make us more recognisable internationally and it also symbolises the synergy between the three mainstays of our company - mail, express and logistics. But it is something we will have to get used to. Here in The Netherlands, we - the employees, our customers and myself - have become rather strongly attached to the name TPG Post and the colour red. It isn't easy to just say goodbye to all that. So, we will be moving forward slowly and taking a careful approach to the introduction of the TNT Post brand and the colour orange. One other reason for this is that the times dictate that we keep a close eye on the costs and we do not want to run up any major expenses. This way we can continue to guarantee that our customers receive the highest quality from us".

The phased introduction of the TNT brand for the Mail division and of its corporate identity will take form starting from 2006. The Dutch streets will gradually take on more of an orange character once the corporate identity is applied to more and more company resources. Eventually, even the company uniforms of the approximately 45,000 postal employees will be redesigned using the new corporate identity.

Over the period of three years, only a limited incremental investment will be required for the name change because to a large extent natural replacement will be used. After the rebranding, cost advantages will be achieved through larger economies of scale, joint investment in advertising and labour market communication and use the of same corporate identity.

CEO Peter Bakker says, "With TNT, we want to be recognised around the world for our excellent service to our customers, efficiency and flexibility, thanks to the efforts of our 160,000 proud employees. It is expected that the TNT brand will encourage our existing customers to take up more of our services and also attract a greater number of new customers. And we will make sure that our mail employees will soon feel as passionately about the TNT orange as they do now about the familiar colour red."

TPG N.V., with its two brands TNT and Royal TPG Post, is a global provider of mail, express and logistics services. The group employs around 160,000 people in 64 countries and serves over 200 countries. For 2003 the company reported sales of EUR 11.9 billion. TPG N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TPG N.V.

By: /s/ Tanno Massar

Name: Tanno Massar
Title: Director TPG Media Relations

Date: 19 January 2005